# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DiaMedica Therapeutics Inc., CIK 0001401040
CUSIP: 25253X207
Title of class of securities: Voting Common Shares, no par value
Address of issuer's principal executive offices: 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota (MN), 55305
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000898382

## Reporting persons
- Cooperman Leon G.: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,110,220; shared voting power 0; sole dispositive power 3,110,220; shared dispositive power 0; aggregate amount beneficially owned 3,110,220 (6% of the class)

## Item 1. Issuer
Name of issuer: DiaMedica Therapeutics Inc.
Address of issuer's principal executive offices: 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota, 55305

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is one of the trustees of The Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. Mr. Cooperman may be deemed the beneficial owner of 3,110,220 Common Shares, which is comprised of: (i) 2,450,000 Common Shares held directly by Mr. Cooperman and (ii) 660,220 Common Shares held directly by the Foundation, which collectively constitute approximately 6.0% of the total number of Common Shares outstanding, calculated based on 51,688,913 Common Shares outstanding as of August 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
Percent of class: 6.0%
Sole power to vote or to direct the vote: 3,110,220
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,110,220
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cooperman Leon G.: /s/ Edward Levy, Edward Levy, Attorney-in-Fact (08/27/2025)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.